UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).


1. Name and Address of Reporting Person

David R. Walner
c/o Paramount Capital, Inc.
787 Seventh Avenue, 48th Floor
New York, New York  10019

2. Issuer Name and Ticker or Trading Symbol

   Genta Incorporated -- GNTA

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   01/98

5. If Amendment, Date of Original (Month/Year)
   01/16/98

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (x) Other (specify below)

   See Footnote (1)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (x) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.     |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect      |
                           | Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership    |
                           |       |      |                                  |  Beneficially     |(D)or |                          |
                           |       |    | |                  | A/|           |  Owned at         |Indir |                          |
                           | Date  |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                          |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
                           |       |    | |                  |   |           |                   |      |                          |
                           |       |    | |                  |   |           |                   |      |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |       |    | |                  |   |           |                   |      |                          |
                           |       |    | |                  |   |           |                   |      |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |       |    | |                  |   |           |                   |      |                          |
                           |       |    | |                  |   |           |                   |      |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|



___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |       |       |Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | | (A)   | (D)   |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|       |       |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Series D Convertible  |$0.94375|12/29|J(2)| |  139  |       |12/31| N/A | Common  | 14,697   | (2)(4)|  (2)(3)    | D |            |
Preferred Stock (2)   |        | /97 | (4)| |       |       | /97 |     |  Stock  |          |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrants (2)  |$0.94375|12/29|J(2)| |  694  |       |12/31|6/30/| Common  |  694     | (2)(4)|  (2)(3)    | D |            |
                      |        | /97 | (4)| |       |       | /97 | 02  | Stock   |          |       |            |   |            |
                      |        |     |    | |       |       |     |     |         |          |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series D Convertible  |$0.94375|12/29|J(3)| |  784  |       |12/31| N/A | Common  | 83,047   | (3)(4)|  (2)(3)    | D |            |
Preferred Stock (3)   |        | /97 | (4)| |       |       | /98 |     |  Stock  |          |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrants (3)  |$0.94375|12/29|J(3)| | 3,919 |       |12/31|6/30/| Common  | 3,919    | (3)(4)|  (2)(3)    | D |            |
                      |        | /97 | (4)| |       |       | /98 |  02 |         |          |       |            |   |            |
                      |        |     |    | |       |       |     |     |         |          |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) Mr. Walner disclaims status as an officer of the Company under Rule 16a-2 and is making this filing voluntarily.

(2) These Series D Preferred Stock and Class D Warrants are components of units ("Units") issuable upon exercise of warrants ("Placement Warrants") exercisable from December 31, 1997 to December 30, 2007, at an initial exercise price of $110,000 per Unit. Each Unit consists, initially, of (i) 1,000 shares of Series D Preferred Stock of the Issuer, par value $0.001 per share, and (ii) 5,000 Class D Warrants. Mr. Walner may be deemed beneficially to own Placement Warrants to purchase an aggregate of .1387 Units. The Placement Warrants contain certain anti-dilution adjustments.

(3) These Series D Preferred Stock and Class D Warrants are components of Units issuable upon exercise of warrants ("Advisory Warrants") exercisable from December 31, 1998 to December 30, 2007, at an initial exercise price of $110,000 per Unit. Mr. Walner may be deemed beneficially to own Advisory Warrants to purchase an aggregate of .78376 Units. The Advisory Warrants contain certain anti-dilution adjustments.

(4) On December 29, 1997, Paramount Capital Inc. designated recipients (the "Paramount Warrant Designees") of the Placement Warrants and the Advisory Warrants. Mr. Walner was among the Paramount Warrant Designees and received such Placement Warrants and Advisory Warrants in connection with a private placement (the "Private Placement") of securities of the Issuer of which Paramount Capital, Inc. acted as placement agent.


SIGNATURE OF REPORTING PERSON


/s/ David R. Walner
--------------------
David R. Walner


DATE:

November 12, 1998